HIGHWAYS, NORTH AMERICA Ferrovial acquires a 5.06% stake in the 407 ETR With this transaction, its ownership of the Canadian highway reaches 48.29% Amsterdam, June 6, 2025 - Ferrovial, a leading global infrastructure company, announced that on June 6, 2025, it has completed the previously-announced acquisition of 25,580,287 common shares of 407 International Inc. (“407 ETR”), representing approximately 3.3% of the common shares of 407 ETR , from affiliates of AtkinsRéalis Group Inc. (“AtkinsRéalis”) and has exercised its call option to acquire an additional 13,672,501 common shares of 407 ETR, representing 1.76% of the common shares of 407 ETR, having received all requisite approvals. Closing of the call option will happen on June 11, 2025. Both transactions (the “Transactions”) were or will be effected through the acquisition of corporations controlled by AtkinsRéalis holding the relevant 407 ETR common shares (the “Acquired Shares”). Ferrovial will invest CAD $1.99 billion to acquire the 5.06% stake from AtkinsRéalis (CAD $1,353 million for the 3.30% plus CAD $637 million for the 1.76%, the latter has been adjusted in accordance with an agreed formula for the exercise of the put and call option), increasing its total ownership of the Canadian highway from 43.23% to 48.29%. Separate deals have been announced today by AtkinsRéalis, which has also completed the sale of its remaining 1.7% stake in 407 ETR to Canada Pension Plan Investment Board (CPP Investments), and by Public Sector Pension Investment Board (PSP Investments), which has completed the acquisition of a 7.51% interest in 407 ETR from CPP Investments. With the transactions now complete, 407 ETR’s ownership is as follows: Ferrovial at 48.29%, CPP Investments and other institutional investors at 44.20%, and PSP Investments at 7.51%. Highway 407 ETR is a 108 kilometer, all-electronic, open-access toll highway located in the Greater Toronto Area in Ontario, Canada. It plays an important role in alleviating congestion on the Greater Toronto Area roadways. Each week, more than three million people travel on 407 ETR. As a shareholder since 1999, Ferrovial has demonstrated its enduring commitment to 407 ETR, which serves the citizens of the Greater Toronto Area improving mobility and fostering growth in the region. The company has longstanding relationships and a track record of successful collaboration with its partners in this high- quality asset. Forward-looking statements This press release contains forward-looking statements. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the terms and conditions of the transaction, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: risks related to our diverse geographical operations and Business Divisions; risks related to our acquisitions, divestments and other strategic transactions that we may undertake and considering that our business is derived from a small number of projects; the impact of competitive pressures in our industry and pricing, including the costs of and lack of certainty in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us; our ability to obtain adequate financing in the future as needed; our ability to maintain compliance with the continued listing requirements of Nasdaq Global Select Market, Euronext Amsterdam and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; impact of any changes in existing or future tax regimes or regulations; risks specific to our securities, including the payment of future dividends, which will depend on our financial condition and results of operations, and the liquidity of our shares as a consequence of the multiple listings in different jurisdictions; risks related to increased digitalization and to cybersecurity threats; the impacts of accidents or other incidents at our project sites and facilities; physical and transitional risks in connection with the impacts of climate change; risks related to increased scrutiny and changing expectations in connection with sustainability and ESG matters; risks related to the adequacy or existence of our insurance coverage and any non-recoverable losses; risk associated with the international nature of our business and operations; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; our legal and regulatory risks given that we operate in highly regulated environments and may be subject to changes in regulations; risks related to our holding company structure and from our joint venture and partnership operations; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward- looking statements contained in this communication speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this press release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. Canadian Securities Law Matters This additional disclosure is being provided pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires an early warning report to be filed by each of Ferrovial and its direct and indirect subsidiaries Cintra Global SE, 407 Toronto Highway B.V., Cintra 4352238 Investments Inc. and 1535145 B.C. Ltd. (collectively, the “Acquiror”), each of which acquired or will acquire beneficial ownership of the Acquired Shares pursuant to the Transactions, with the securities regulatory authorities in each jurisdiction in Canada in which 407 ETR is a reporting issuer containing information in respect of the foregoing matters. The Acquired Shares were acquired by the Acquiror for investment purposes. The Acquiror will evaluate its investment in 407 ETR from time to time and may, depending on various factors including, without limitation, 407 ETR’s business and financial position, general economic and industry conditions and other factors and conditions that Ferrovial deems appropriate, increase, decrease or change its beneficial ownership over the common shares or other securities of 407 ETR in the future through one or more private transactions but, other than the completion of the call transaction, has no current plans to do so. The Acquiror is relying on the private agreement exemption from the formal take-over bid requirements as set out in Section 4.2 of National Instrument 62-104 – Take-Over Bids and Issuer Bids in completing the Transactions. The Acquired Shares were acquired from fewer than five persons in the aggregate and there is a reasonable basis for determining that the value of the consideration paid for the Acquired Shares is not greater than 115% of the value of the Acquired Shares. For further information and to obtain a copy of the early warning report to be filed under applicable Canadian securities laws, please see 407 ETR’s profile on SEDAR+ at www.sedarplus.ca or contact one of the individuals listed below.

About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index), and strives to conduct all of its operations in compliance with the principles of the UN Global Compact, which the Company adopted in 2002. For further information: Ferrovial SE Gustav Mahlerplein, 1082 MS Amsterdam, The Netherlands Corporate Communications newsroom.ferrovial.com @ferrovial @ferrovial_es Europe Isabel Muñoz +34 660528832 mimunoz@ferrovial.com North America Rebecca Rountree +1 512 568 5015 rrountree@ferrovial.com